UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 4, 2015

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

UCI Holdings Limited

Level Nine

148 Quay Street

Auckland 1010 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Retirement of Chief Executive Officer and Director

On June 4, 2015, Bruce M. Zorich gave notice that he will be retiring as President, Chief Executive Officer and Director of UCI International, LLC ( the “Company”), effective July 3, 2015. Mr. Zorich will also be retiring as Chief Executive Officer of the commonly-owned automotive aftermarkets businesses (which include businesses operated by Autoparts Holdings Ltd.).

Mr. Zorich’s position will be filled by Thomas Degnan. Mr. Degnan has extensive executive experience. He has served as a director of UCI Holdings since March 2012 and was a director of the Company from the date of the Company’s acquisition by an affiliate of Rank Group until 2012. In addition, Mr. Degnan is a director and the Chief Executive Officer of Reynolds Group Holdings Ltd. (“RGHL”), an affiliate of the Company, a position he has held since 2007, and a director and officer of a number of companies within the RGHL group of companies. Mr. Degnan also served as a director of Burns Philp and Carter Holt while both were public companies.

On June 4, 2015, the Company issued a press release announcing Mr. Zorich’s retirement. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release, dated June 4, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited
(Registrant)
Date: June 4, 2015

	By:	/s/ Ricardo F. Alvergue
		Name:	Ricardo F. Alvergue
		Title:	Chief Financial Officer